UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

Carreker Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

144433109
(CUSIP Number)

Bryant R. Riley 11100 Santa Monica Blvd., Suite 800 Los Angeles, California 90025 (310) 966-1444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2006
(Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 144433109

SCHEDULE 13D — AMENDMENT NO. __

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) SACC Partners LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,282,039
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,282,039
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,282,039
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 8.98[1]%
(14)	Type of Reporting Person (See Instructions) PN

———————

1

Based on 25,425,703 shares of common stock, par value $0.01 per share (the “Common Stock”), of Carreker Corporation (“Carreker” or the “Issuer”) outstanding at May 31, 2006, as reported in Carreker’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2006 filed with the Securities and Exchange Commission on May 8, 2006.

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CUSIP No. 144433109

SCHEDULE 13D — AMENDMENT NO. __

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Riley Investment Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,282,039[1]
	(8)	Shared Voting Power 200,000[3]
	(9)	Sole Dispositive Power 2,482,039[3]
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,039[2]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 9.76[3]%
(14)	Type of Reporting Person (See Instructions) IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 2,282,039 shares of Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management has shared voting and dispositive power over 200,000 shares of Common Stock owned of record by an investment advisory client of Riley Investment Management LLC, and therefore may be deemed to have beneficial ownership of such shares.

3

Based on 25,425,703 shares of Common Stock, outstanding at May 31, 2006, as reported in Carreker’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2006 filed with the Securities and Exchange Commission on May 8, 2006.

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CUSIP No. 144433109

SCHEDULE 13D — AMENDMENT NO. __

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Bryant R. Riley
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,282,039[1]
	(8)	Shared Voting Power 200,000[2]
	(9)	Sole Dispositive Power 2,482,039[3]
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,039
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.76[4]%
(14)	Type of Reporting Person (See Instructions) IN

———————

1

Includes 2,282,039 shares owned by SACC Partners LP.  Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,289,039 shares owned of record by SACC Partners LP.

2

Riley Investment Management LLC has shared voting and dispositive power over 200,000 shares of Common Stock owned by an investment advisory client of Riley Investment Management, LLC.  Because Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions, Mr. Riley may be deemed to hold a beneficial interest in these shares.

3

Includes 2,282,039 shares owned by SACC Partners LP and 200,000 shares owned by an investment advisory client of Riley Investment Management LLC.  Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings, and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,282,039 shares owned of record by SACC Partners LP, which represent approximately 8.98% of Carreker’s outstanding Common Stock. Although Riley Investment Management LLC, and Mr. Riley, in his role as sole manager of Riley Investment Management LLC, maintain shared voting and investment power over the 200,000 shares of Common Stock, Riley Investment Management LLC and Mr. Riley disclaim beneficial ownership of such shares, which represent approximately 0.79% of the outstanding Common Stock.

4

Based on 25,425,703 shares of Common Stock outstanding at May 31, 2006, as reported in Carreker’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2006 filed with the Securities and Exchange Commission on May 8, 2006.

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CUSIP No. 144433109

SCHEDULE 13D — AMENDMENT NO. __

Item 1.

Security and Issuer

This Schedule 13D relates to Carreker’s Common Stock.  Carreker’s principal executive offices are located at 4055 Valley View Lane, Suite 1000, Dallas, Texas  75244.

Item 2.

Identity and Background

(a)

SACC Partners LP (a Delaware limited partnership)

Riley Investment Management LLC (a Delaware limited liability company)

Bryant R. Riley (an individual residing in California)

(SACC Partners LP, Riley Investment Management LLC and Bryant R. Riley are referred to collectively within Schedule 13D as the “Reporting Persons.”)

(b)

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(c)

Mr. Riley owns and manages all of the outstanding membership interests of Riley Investment Management LLC, a California registered investment adviser.  Riley Investment Management LLC is the investment adviser to and general partner of SACC Partners LP.  Each entity is located at the address specified in (b) above.

(d)

None

(e)

None

(f)

United States

Item 3.

Source and Amount of Funds or Other Consideration

SACC Partners LP’s purchases in the aggregate amount of $15,413,685.37, excluding commissions and fees, were made using SACC Partners LP partnership funds.  The Riley Investment Management LLC client purchases in the aggregate amount of $1,210,000.00, excluding commissions and fees, were made with funds deposited into such client’s investment advisory account.

Item 4.

Purpose of Transaction

The Reporting Persons collectively are the beneficial owners of 2,482,039 shares of Common Stock.  The Reporting Persons acquired Issuer’s securities reported on this Schedule 13D because they believed such securities represented an attractive investment.

The Reporting Persons originally filed a Schedule 13G as passive investors.  Since filing Schedule 13G, the Reporting Persons have become concerned with the direction Carreker’s Board of Directors has taken with respect to Carreker’s business strategy, operating expenses, and future.  Mr. Riley has expressed his views that shareholders would be most rewarded by the sale of the Company and believes that any other means to get “scale” in the operations would not be in the best interest of shareholders.  Specifically, Mr. Riley believes that the company’s operating expenses are too high and these costs have served to mask the profitability that a strategic acquirer would achieve in an acquisition of the Company. Additionally, Mr. Riley has expressed his belief that any strategy to the contrary, most notably an acquisition by Carreker of another company in an attempt to achieve “scale” is not acceptable.   Mr. Riley initially raised these concerns in discussions with Carreker’s management on June 8, 2006.  Mr. Riley is contemplating a

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CUSIP No. 144433109

SCHEDULE 13D — AMENDMENT NO. __

confidentiality agreement with Carreker as a basis for further discussion, which the Reporting Persons will file as an amendment to this Schedule 13D if executed.  Mr. Riley intends to suggest one or more persons for membership on Carreker’s Board of Directors.  He will continue discussions with Carreker’s Board of Directors about his nominees to the Board and his concerns.  If Mr. Riley’s concerns are not adequately addressed, he may nominate candidates for election to the Board at Carreker’s upcoming Annual Stockholders’ Meeting..

Except as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.  However, the Reporting Persons may determine to change their investment intent with respect to the Issuer in the future.  The Reporting Persons intend to vote their respective shares of Common Stock individually as each Reporting Person deems appropriate from time to time.  In determining whether to sell or retain their shares of Common Stock, the applicable Reporting Person will take into consideration such factors as it deems relevant, including without limitation Issuer’s business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person.  Each of the Reporting Persons reserves the right to acquire additional securities from Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.

Interest in Securities of the Issuer

(a)

SACC Partners LP owns 2,282,039 shares of Common Stock.  Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings, and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,282,039 shares owned of record by SACC Partners LP, which represent approximately 8.98% of Carreker’s outstanding Common Stock.

One of Riley Investment Management LLC’s clients owns 200,000 shares of Carreker’s Common Stock.  Although Riley Investment Management LLC, and Mr. Riley, in his role as sole manager of Riley Investment Management LLC, maintain shared voting and investment power over the 200,000 shares of Common Stock, Riley Investment Management LLC and Mr. Riley disclaim beneficial ownership of such shares, which represent approximately 0.79% of the outstanding Common Stock.

(b)

Mr. Riley has sole power to vote and dispose or direct the disposition of all shares held of record by SACC Partners LP.

(c)

Transactions effected in Carreker’s Common Stock that have taken place in the past sixty days are attached as Exhibit A.

(d)

As the beneficial owner of 200,000 shares of Carreker’s Common Stock, Riley Investment Management LLC’s client referenced to above is entitled to any dividends or proceeds paid, not any of the Reporting Persons

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

One of Riley Investment Management LLC’s clients owns 200,000 shares of Carreker Common Stock.  The agreement between this client and Riley Investment Management LLC states that Riley Investment Management LLC acts as a discretionary investment advisor and directs the client’s investment in Carreker Corporation.  Mr. Riley disclaims beneficial ownership in these 200,000 shares.

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CUSIP No. 144433109

SCHEDULE 13D — AMENDMENT NO. __

Item 7.

Material to Be Filed as Exhibits

Exhibit A

Transactions of the past sixty days of Carreker’s Common Stock

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CUSIP No. 144433109

SCHEDULE 13D — AMENDMENT NO. __

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated:  June 16, 2006

SACC PARTNERS LP
By:	Riley Investment Management LLC
its General Partner

/s/ BRYANT R. RILEY
Bryant R. Riley, President

RILEY INVESTMENT MANAGEMENT LLC

/s/ BRYANT R. RILEY
Bryant R. Riley, President

/s/ BRYANT R. RILEY
Bryant R. Riley

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CUSIP No. 144433109

SCHEDULE 13D — AMENDMENT NO. __

EXHIBIT A

	Transaction Code	Quantity	Trade Date	Price
SACC Partners, LP	Buy	5,531	4/3/2006	$6.1991
	Buy	1,500	4/4/2006	$6.1500
	Buy	216,640	4/17/2006	$6.0500
	Buy	1,747	4/18/2006	$6.0414
	Buy	1,600	4/19/2006	$6.0500
	Buy	100	4/21/2006	$6.0500
	Buy	2,002	4/27/2006	$6.0000
	Sell	(25,000)	4/28/2006	$6.3000
	Buy	4,155	5/1/2006	$6.1000
	Buy	50,000	5/4/2006	$6.0561
	Buy	2,573	5/5/2006	$5.8500
	Buy	10,000	5/8/2006	$5.7000
	Buy	400	5/9/2006	$5.7000
	Buy	4,487	5/11/2006	$5.6984
	Buy	5,513	5/12/2006	$5.5855
	Buy	1,495	5/16/2006	$5.4500
	Buy	5,823	5/18/2006	$5.4926
	Buy	59,408	5/19/2006	$5.3039
	Buy	25,000	5/23/2006	$5.6500
	Buy	77,930	5/31/2006	$5.4339
	Buy	20,162	6/1/2006	$5.5000
	Buy	800,000	6/2/2006	$5.5800
	Buy	106,493	6/2/2006	$5.4732

Client of Riley Investment Management LLC	Buy	200,000	4/17/2006	$6.0500

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